# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aadi Bioscience, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, United States (X1), 90272
Date of event which requires filing of this statement: 01/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001373604
Persons authorized to receive notices and communications: Braden M Leonard, 65 E Cedar - Suite 2, Zionsville, Indiana (IN), 46077, 317-344-2447

## Reporting persons
- BML Investment Partners, L.P. (CIK 0001373604): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,100,000; sole dispositive power 0; shared dispositive power 2,100,000; aggregate amount beneficially owned 2,100,000 (8.5% of the class)
- Leonard Braden Michael (CIK 0001373603): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 335,000; shared voting power 2,100,000; sole dispositive power 335,000; shared dispositive power 2,100,000; aggregate amount beneficially owned 2,435,000 (9.9% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Aadi Bioscience, Inc.
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, United States (X1), 90272

## Item 2. Identity and Background
Name of person filing:
BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P. is 65 E Cedar Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The business address of BML Capital Management, LLC is 65 E Cedar Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard Mr. Leonard's business address is 65 E Cedar Suite 2, Zionsville, IN 46077. Mr. Leonard's principal business is to serve as managing member of BML Capital Management, LLC.
Residence or business address: See above.
Present principal occupation or employment: See above.
Criminal convictions in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Braden M. Leonard is a citizen of the United States of America.

BML Investment Partners, L.P. is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: BML Investment Partners, L.P. holds 2,100,000 shares of Common Stock which were acquired using working capital. Braden M. Leonard individually owns 335,000 shares of Common Stock which he acquired using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects.

On January 30th, 2025, the Reporting Persons sent a letter to the Board of Directors of the Issuer, indicating the Reporting Person's belief that the proposed transactions announced on December 19th are not in the best interests of shareholders.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
BML Investment Partners, L.P. beneficially owned 2,100,000 shares of the Issuer's Common Stock.
Braden M. Leonard beneficially owned 2,435,000 shares of the Issuer's Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
BML Investment Partners, L.P. beneficially owned 2,100,000 shares of the Issuer's Common Stock.
Braden M. Leonard beneficially owned 2,435,000 shares of the Issuer's Common Stock
Transactions in the class effected during the past sixty days: n/a
Other persons with the right to receive dividends or sale proceeds:
BML Investment Partners, L.P. beneficially owned 2,100,000 shares of the Issuer's Common Stock.
Braden M. Leonard beneficially owned 2,435,000 shares of the Issuer's Common Stock
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - BML Letter to the Board

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, Braden M Leonard - Managing Member of BML Capital Management, LLC (01/30/2025)
- Leonard Braden Michael: Braden M Leonard, Braden M Leonard (01/30/2025)